August 12, 2005

Mr. James W. Whalen
Senior Vice President and Chief Financial Officer
Parker Drilling Company
1401 Enclave Parkway, Suite 600
Houston, Texas 77077

Re:	Parker Drilling Company
		Registration Statement on Form S-4
      Filed July 18, 2005
	File No. 333-126669

Dear Mr. Whalen:

      We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Special Note Regarding Forward-Looking Statements, page 17
1. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Securities Act
Section 27A(b)(2)(C) and Exchange Act Section 21E(b)(2)(C). If you retain this section, delete the reference to the safe harbor. Also, it is unclear why "will" would identify a forward-looking statement.



Part II

Signatures, page, II-4

2. The signature page for each entity must include signatures by all of those signing in each of the capacities specified by Form S-4. In addition, when individuals sign in more than one capacity, each capacity must be identified. Revise to identify each required capacity for the company and the co-registrants. For additional guidance, see Instructions 1 and 2 to Signatures, Form S-4.
Exhibit 5.1
3. Obtain and file an opinion or opinions that address(es) all applicable jurisdictions for all registrants, including for each of the guarantors. In that regard, the opinion you have filed does not identify all required jurisdictions.

Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jason Wynn at (202) 551-3756 or Timothy
Levenberg, Special Counsel, at (202) 551-3707 with any questions.
Direct all correspondence to the following ZIP code:  20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn
            T. Levenberg

            via facsimile
            William S. Anderson, Esq.
            Bracewell & Giuliani LLP
            (713) 437-5370
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Mr. James W. Whalen
Parker Drilling Company
August 12, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010